Brewer & Pritchard A PROFESSIONAL CORPORATION ATTORNEYS & COUNSELORS	Three Riverway, 18th Floor Houston, Texas 77056 Tel: (713) 209-2950 Fax: (713) 659-5302 Email: info@BPLaw.com Website: www.BPLaw.com

August 5, 2015

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Virtus Oil and Gas Corp. Registration Statement on Form S-1 Response dated July 24, 2015 File No. 333-205237

Dear Mr. Schwall,

In response to your comment letter dated July 31, 2015, Virtus Oil and Gas Corp. (the “Company,” “Virtus,” “we,” and “us”) has the following responses. Capitalized terms used herein not defined have the definition ascribed to them in the Purchase Agreement (as defined in the Registration Statement).

General

1.	We note your response to prior comment 1, but are unable to concur. To the extent you would like to register the shares underlying the Additional Convertible Note, please remove the provision in Section 5.3(b)(v) of the Purchase Agreement that gives the investor the ability to reject acceptance of the Additional Convertible Note if there is a suspension of trading in or notice of delisting of common stock and file the revised Purchase Agreement as an exhibit to your registration statement.

RESPONSE:

Consistent with our telephone conference on August 4, 2015, the Company and the Investor amended the Purchase Agreement to delete the Investor’s right to waive the satisfaction of certain closing conditions set forth in Section 5.3(b) of the Purchase Agreement. A copy of the First Amendment was filed with the Registration Statement, as Exhibit 10.18. The First Amendment is referenced on page 1, SUMMARY – Recent Developments, and on page 18, DESCRIPTION OF CAPITAL STOCK – Convertible Note.

If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact the undersigned at 713-209-2911 or Sondra Jurica at 713-209-2912.

Yours truly,

/s/ Thomas C. Pritchard

Thomas C. Pritchard